UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 Allied Healthcare Products, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 019222 10 8
(CUSIP Number)
John D. Weil 200 N. Broadway Suite 825 St. Louis, Missouri 63102 (314) 421-4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019222 10 8	13D	Page 2 of 12 pages

1	NAME OF REPORTING PERSON John D. Weil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (See Instructions) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,667
	8	SHARED VOTING POWER 2,977,390, subject to disclaimer in Item 5
	9	SOLE DISPOSITIVE POWER 204,667
	10	SHARED DISPOSITIVE POWER 2, 977,390, subject to disclaimer in Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,182,057, subject to disclaimer in Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 019222 10 8	13D	Page 3 of 12 pages

1	NAME OF REPORTING PERSON Richard K. Weil, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (See Instructions) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,209
	8	SHARED VOTING POWER 505,608
	9	SOLE VOTING POWER 66,209
	10	SHARED VOTING POWER 505,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 571,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 019222 10 8	13D	Page 4 of 12 pages

1	NAME OF REPORTING PERSON Paula K. Weil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (See Instructions) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 565,905
	9	SOLE VOTING POWER - 0 -
	10	SHARED VOTING POWER 565,905
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 019222 10 8	13D	Page 5 of 12 pages

1	NAME OF REPORTING PERSON Mark S. Weil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (See Instructions) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,205
	8	SHARED VOTING POWER 455,914
	9	SOLE VOTING POWER 69,205
	10	SHARED VOTING POWER 455,914
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 019222 10 8	13D	Page 6 of 12 pages

1	NAME OF REPORTING PERSON Woodbourne Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (See Instructions) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE VOTING POWER - 0 -
	10	SHARED VOTING POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON (See Instructions) PiN

CUSIP No. 019222 10 8	13D	Page 7 of 12 pages

Note: To the extent pertaining to John D. Weil and Woodbourne Partners, L.P. (“Woodbourne”) this Schedule 13D shall be deemed to amend a Schedule 13D filed by such persons on August 21, 1996, as most recently amended by Amendment No. 10, filed on January 12, 2009.

This Schedule 13D relates to the beneficial ownership of the common stock (the “Common Stock”), of Allied Healthcare Products, Inc. a Delaware corporation (the “Issuer”). The persons filing this report are John D. Weil, Richard K. Weil, Jr., Paula K. Weil, Mark S. Weil and Woodbourne (collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer. The address of the principal executive office of the Issuer is 1720 Sublette Avenue, St. Louis, Missouri 63110.

Item 2. Identity and Background

This Schedule 13D is being filed jointly on behalf of the Reporting Persons. The business address of each of the Reporting Persons is c/o John D. Weil, 200 N. Broadway, Suite 825, St. Louis, Missouri 63102.

John D. Weil - John Weil is a self-employed investor and has served as a member of the board of directors of the Issuer since 1997. John Weil serves as the President and sole Director of Clayton Management Company (“Clayton Management”) which was the general partner of Woodbourne from 1973 until December 30, 2011. John Weil is a citizen of the United States.

Richard K. Weil, Jr. - Richard Weil Jr. is retired. Richard Weil, Jr. is a citizen of the United States.

Paula K. Weil – Paula Weil is retired. Paula Weil is a citizen of the United States.

Mark S. Weil - Mark Weil is retired. Mark Weil is a citizen of the United States.

Woodbourne Partners, L.P. – Woodbourne was a limited partnership organized under the laws of the State of Missouri. Woodbourne was dissolved on December 30, 2011, as more fully described in Item 3 below. The sole general partner of Woodbourne was Clayton Management.

John Weil, Richard Weil Jr., Paula Weil and Mark Weil are all siblings of one another.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 019222 10 8	13D	Page 8 of 12 pages

 Item 3. Source and Amount of Funds or Other Consideration.

On December 30, 2011, Woodbourne was liquidated (the “Liquidation”) and all shares of Common Stock of the Issuer held by Woodbourne were distributed, without consideration, to John Weil, Richard Weil, Jr., Paula Weil and Mark Weil (the “Weil Reporting Persons”) and other members of the extended families of the Weil Reporting Persons. Any shares beneficially owned by the Weil Reporting Persons which were not acquired in the Liquidation were acquired prior to the Liquidation using the Weil Reporting Person’s personal funds, or in the case of John Weil, through the options granted by the Issuer as compensation for his service on the Issuer’s Board of Directors and/or the exercise thereof.

Item 4. Purpose of Transaction.

The shares of Common Stock described in this Schedule 13D were acquired for the purpose of investment. The Weil Reporting Persons may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions.

The Reporting Persons currently have no present plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (d) any material change to the present capitalization or dividend policy of the Issuer, (e) any other material change in the Issuer’s business or corporate structure, (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (i) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

As of the date on which this schedule was filed, the Reporting Persons beneficially own an aggregate of 3,182,057 shares of Common Stock, which represents 39.2% of the Issuer’s issued and outstanding shares of Common Stock as of November 4, 2011, the last date for which the Issuer has disclosed the number of outstanding shares of Common Stock in any filings with the Securities Exchange Commission.

Each Reporting Person’s interest in shares of Common Stock is as set forth below:

Reporting Person	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power
	Number of Common Shares	% of Outstanding Common Shares(1)	Number of Common Shares	% of Outstanding Common Shares(1)
John D. Weil	204,667 (2)	2.5%	2,977,390 (3)	36.6%
Richard K. Weil, Jr.	66,209.8%		505,608 (4)	6.2%
Paula K. Weil	-	-	565,905 (5)	7.0%
Mark S. Weil	69,205.9%		455,914 (6)	5.6%
Woodbourne Partners, L.P.(7)	-	-	-	-

CUSIP No. 019222 10 8	13D	Page 9 of 12 pages

(1) The percentages of outstanding shares of Common Stock respect to reporting persons other than John D. Weil are based on a total of 8,124,386 shares of Common Stock issued and outstanding as of November 4, 2011, the last date for which the Issuer has disclosed the number of outstanding shares of Common Stock in any filing with the Securities Exchange Commission. The percentage of outstanding shares of Common Stock disclosed with respect to John D. Weil are based on a total of 8,134,886 shares of Common Stock issued and outstanding as of November 4, 2011, which includes 10,500 shares of Common Stock which John D. Weil has the right to acquire within the next 60 days pursuant to options granted by the Issuer.

(2) The number of shares of Common Stock over which John Weil has sole voting and dispositive power includes:

(a) 147,777 shares of Common Stock held in trusts for the benefit of John Weil and with respect to which he serves as trustee.

(b) 15,028 shares held Clayton Management, a corporation of which John Weil is the sole shareholder and director.

(c) 16,862 shares held in various trusts with respect to which John Weil serves as sole trustee.

(d) 10,500 shares which John Weil has the right to acquire pursuant to options vested or vesting within the next sixty days.

(e) 14,500 shares held by John Weil individually or in his IRA plan.

(3) The number of shares of Common Stock over which John Weil has shared voting and dispositive power includes:

(a) 128,237 shares held in a trust for the benefit of John Weil’s spouse and her children and with respect to which John Weil serves as a co-trustee.

(b) 565,905 shares held in trusts for the benefit of Paula Weil and with respect to which John Weil serves as a co-trustee with Paula Weil.

(c) 43,295 shares held in a trust for the benefit of descendants of Mark Weil and with respect to which John Weil serves as a co-trustee with Mark Weil.

(d) 64,327 shares held in trusts for the benefit of Richard Weil, Jr. and/or his children with respect to which John Weil serves as co-trustee with Richard Weil, Jr.

(e) 990,079 shares held in a limited partnership with respect to which John Weil serves as a general partner, with a 46% general partner voting interest.

(f) 396,298 shares held in a limited partnership with respect to which John Weil serves as a general partner, with a 21% general partner interest as trustee for trusts for the benefit of children of Richard Weil, Jr.

(g) 412,619 shares held in a limited partnership with respect to which Clayton Management, a corporation of which John Weil is the sole shareholder and director, serves as a general partner with a 31% general partner interest.

(h) 60,618 shares held by John Weil’s spouse in a revocable trust for her benefit. John Weil disclaims any economic interest or beneficial ownership in such shares of Common Stock.

CUSIP No. 019222 10 8	13D	Page 10 of 12 pages

(i) 316,012 shares held by other Weil Reporting Persons and members of their respective extended families, with respect to which John Weil will provide voting advice and investment advice, including an aggregate of 138,414 shares over which Mark Weil and Richard Weil, Jr. report sole voting and dispositive power in this Item 5. John Weil may be deemed to have beneficial ownership, through shared voting and dispositive power, over such Common Stock. John Weil disclaims any economic interest or beneficial ownership in such shares of Common Stock.

(4) The number of shares of Common Stock over which Richard Weil, Jr. has shared voting and dispositive power includes:

(a) 64,327 shares held in trusts for the benefit of children of Richard Weil, Jr. and with respect to which Richard Weil, Jr. serves as co-trustee with John Weil.

(b) 396,298 shares held in a limited partnership with respect to which Richard Weil, Jr. serves as a general partner with a 49% general partner interest.

(c) 44,983 shares held in a trust for the benefit of family members of Richard Weil, Jr. and with respect to which Richard Weil, Jr. serves as one of three co-trustees.

(5) The shares of Common Stock over which Paula Weil has shared voting and dispositive power are held in trusts for her benefit and with respect to which she serves as co-trustee with John Weil.

(6) The number of shares of Common Stock over which Mark Weil has shared voting and dispositive power includes:

(a) 43,295 shares held in a trust for the benefit of Mark Weil and with respect to which Mark Weil serves as a co-trustee with John Weil.

(b) 412,619 shares held in a limited partnership with respect to which Mark Weil serves as a general partner with a 49% general partner interest, 9% of which is held as trustee under a trust.

(7) Woodbourne was dissolved, effective December 30, 2011, pursuant to the Liquidation. On such date, Woodbourne ceased to be the beneficial owner of more than five percent of the Common Stock.

Other than the Liquidation and the transactions described below in this Item 5, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

Person Effecting the Transaction	Date of Transaction	Type of Transaction / Amount of Securities	Price per Share	How Transaction was Effected
Woodbourne Partners, L.P.	12/07/2011	Purchase 5,000 shares	$3.3531	Broker/Dealer Transaction
Woodbourne Partners, L.P.	12/06/2011	Purchase 1,900 shares	$3.4021	Broker/Dealer Transaction
John D. Weil	11/10/2011	Option to purchase 1,500 shares(1)	(1)	Issuer Grant

(1) On November 10, 2011, John Weil was granted an option to acquire 1,500 shares of Common Stock at an exercise price of $3.555 per share, the market price of the Common Stock at the time of such grant. Such grant was pursuant to the Issuer’s 2005 director stock option plan.

CUSIP No. 019222 10 8	13D	Page 11 of 12 pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendments hereto, a copy of which has been filed as an Exhibit to this Schedule 13D and is incorporated herein by this reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

The Filing Agreement among the Reporting Persons, dated as of January 23, 2012, is filed herewith.

CUSIP No. 019222 10 8	13D	Page 12 of 12 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2012

/s/ John D. Weil
John D. Weil

/s/ Richard K. Weil, Jr.
Richard K. Weil, Jr.

/s/ Paula K. Weil
Paula K. Weil

/s/ Mark S. Weil
Mark S. Weil

Woodbourne Partners, L.P.

By: Clayton Management Company, its General Partner

By: /s/ John D. Weil

John D. Weil, President

 EXHIBIT

FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13D (including any amendments) need be filed with respect to ownership by each of the undersigned of shares of the common stock of Allied Healthcare Products, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 23, 2012

/s/ John D. Weil
John D. Weil

/s/ Richard K. Weil, Jr.
Richard K. Weil, Jr.

/s/ Paula K. Weil
Paula K. Weil

/s/ Mark S. Weil
Mark S. Weil

Woodbourne Partners, L.P.

By: Clayton Management Company, its General Partner

By: /s/ John D. Weil

John D. Weil, President